CREDIT SUISSE | ASSET MANAGEMNT

February 23, 2005


VIA EDGAR

Mr. Briccio B. Barrientos
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Credit Suisse Funds and Closed-end Funds Advised by Credit Suisse Asset Management, LLC

Dear Mr. Barrientos:

In a telephone conversation with Michael A. Pignataro and the undersigned on December 6, 2004, you provided us with comments on the Forms N-CSR and post-effective amendments filed by various Credit Suisse Funds and Closed-end Funds advised by Credit Suisse Asset Management, LLC ("CSAM"). For your convenience, the substance of those comments has been restated below. Each Fund's responses to each comment are set out immediately under the restated comment.

Credit Suisse Asset Management Income Fund, Inc.  (File No. 811-05012)

Comment 1.     Please explain why the Fund had a high valuation for
               the following defaulted securities: Adelphia Communications
               Corp., Olympus Communications, L.P./Olympus Capital Corp.,
               Windsor Woodmont Black Hawk, Aurora Foods, Inc., Westfed
               Holdings, Magellan Health Services, Inc. and Doman Industries
               Ltd.

Response:      The securities referenced above are publicly traded and are being quoted by independent pricing vendors and/or brokers.

Comment 2.     Please explain the receivable due from Advisor of $34,958, which appears on the Statement of Assets and Liabilities as of December 31, 2003.

Response:      In connection with a review of the Fund, CSAM became aware of certain portfolio transactions undertaken on behalf of the Fund with respect to which the Fund paid commissions. Upon further analysis, CSAM believes that such transactions could have been effected in a more efficient manner for the Fund and, as a result, CSAM determined to pay the amount of the commissions, with interest, to the Fund. The payment amount did not have a material effect on the Fund's net asset value per share as of December 31, 2003.


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Credit Suisse Institutional Money Market Fund, Inc. - Prime Portfolio
(File No. 811-10471)

Comment 1.     As appeared in the Schedule of Investments as of December 31,
               2003, Bank One NA was rated A+. Please confirm that investment in this security is within the investment guideline of the Fund.

Response:      Bank One NA's A+ rating was its long-term rating, which is equivalent to an "A-1" short-term rating. We confirm that the investment in this security is within the investment guideline of the Fund.

Comment 2.     Please explain $944,608 due to custodian as appeared in the
               Statement of Assets and Liabilities as of December 31, 2003.

Response:      The amount due to custodian represents an overdraft that
               occurred at the end of the fiscal year end.

Comment 3:     Please explain whether CSAM plans to recapture from the Fund advisory fees it waived during the last fiscal year.

Response:      CSAM will not recapture from the Fund any fees it waived during fiscal year 2003.

Comment 4:     Please enhance the disclosure relating to the board approval of advisory contracts in the Statement of Additional Information.

Response:      The Fund's next post-effective amendment to the registration statement will include the enhanced disclosure relating to the board approval of advisory contracts.

Credit Suisse High Yield Bond Fund (File No. 811-08777)

Comment 1.     In the letter to the shareholder, management discussion of the
               Fund should be based on market value, not just NAV of the Fund.

Response:      The Staff's comment is noted. The Fund's shareholder report for the fiscal year ended October 31, 2004 includes performance information based on the market value as well as the NAV of the Fund.

Comment 2.     Please explain why the Fund had high valuation for the
               following defaulted securities: Century Communications Holdings, Adelphia Communications Corp., RCN Corp., Windsor Woodmont Black
               Hawk, Aurora Foods, Inc., Magellan Health Services, Inc. and
               Mirant Corp.

Response:      The securities referenced above are publicly traded and are being quoted by independent pricing vendors and/or brokers.


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Credit Suisse Cash Reserve Fund (File No. 811-04171)

Comment 1.     Please explain the payment by the adviser to the Fund.

Response:      The payment by the adviser to the Fund is explained in Note 2 to Financial Statements on Page 21 of the Annual Report as of December 31, 2003.

Comment 2:     Please enhance the disclosure relating to the board
               approval of advisory contracts in the Statement of Additional
               Information.

Response:      The Fund's next post-effective amendment to the registration statement will include the enhanced disclosure relating to the board approval of advisory contracts.

Credit Suisse High Income Fund, a series of Credit Suisse Opportunity Funds (File No. 811-09054)

Comment 1.     Please confirm whether the line graph for Class B shares included the maximum sales charge.

Response:      The line graph for Class B shares included the maximum sales charge, which is 4% for the first year, 3% for the second year, 2% for the third year, 1% for the fourth year. The sales charge does not apply to investments held for more than four years.

Comment 2.     Please explain why the Fund had high valuation for the following defaulted securities: Olympus Communications, L.P., Windsor
               Woodmont Black Hawk, Aurora Foods, Inc., Healthsouth Corp., and Magellan Health Services, Inc.

Response:      The securities referenced above are publicly traded and are being quoted by independent pricing vendors and/or brokers.

Comment 3:     Please explain whether CSAM plans to recapture from the Fund advisory fees it waived during the last fiscal year.

Response:      CSAM will not recapture from the Fund any fees it waived during fiscal year 2004.

Comment 4:     Please enhance the disclosure relating to the board approval of advisory contracts in the Statement of Additional Information.

Response:      The Fund's next post-effective amendment to the registration statement will include the enhanced disclosure relating to the board approval of advisory contracts.


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Credit Suisse Short Duration Bond Fund (File No. 811-21032)

Comment 1:     Please enhance the disclosure relating to the board approval of advisory contracts in the Statement of Additional Information.

Response:      The Fund's next post-effective amendment to the registration statement will include the enhanced disclosure relating to the board approval of advisory contracts.

Credit Suisse Institutional Fixed Income Fund (File No. 811-08917) Credit Suisse Institutional High Yield Fund (File No. 811-08927)

Comment 1:     Please enhance the disclosure relating to the board approval of advisory contracts in the Statement of Additional Information.

Response:      The Fund's next post-effective amendment to the registration statement will include the enhanced disclosure relating to the board approval of advisory contracts.

Comment 2:     Please provide the date when the shareholder approved the new investment advisory agreements.

Response:      The date of the proxy statement is February 28, 2003; and the shareholders approved the new investment advisory agreements between the Funds and CSAM on April 11, 2003.

Credit Suisse Japan Equity Fund (File No. 811-07371)

Comment 1.     Please explain the line item "due to custodian" as appeared in the Statement of Assets and Liabilities.

Response:      The amount due to custodian represents an overdraft that occurred at the end of the fiscal year end.

Comment 2:     Please explain whether CSAM plans to recapture from the Fund advisory fees it waived during the last fiscal year.

Response:      CSAM will not recapture from the Fund any fees it waived during fiscal year 2003.

Comment 3:     Please enhance the disclosure relating to the board approval of advisory contracts in the Statement of Additional Information.


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Response:      The Fund's next post-effective amendment to the registration statement will include the enhanced disclosure relating to the board approval of advisory contracts.

Credit Suisse Strategic Small Cap Fund (File No. 811-10435)

Comment 1.     Please confirm whether the line graph for Class B shares included the maximum sales charge.

Response:      The line graph for Class B shares included the maximum sales charge, which is 4% for the first year, 3% for the second year, 2% for the third year, 1% for the fourth year. The sales charge does not apply to investments held for more than four years.

Credit Suisse Capital Appreciation Fund (File No. 811-05041)

Comment 1.     Please confirm whether the line graph for Class B shares included the maximum sales charge.

Response:      The line graph for Class B shares included the maximum sales charge, which is 4% for the first year, 3% for the second year, 2% for the third year, 1% for the fourth year. The sales charge does not apply to investments held for more than four years.

Credit Suisse Small Cap Growth Fund (File No. 811-07909)

Comment 1.     Please explain the Fund's high shares turnover during the fiscal year ended 10/31/02, which might be an indication of market timing.

Response:      The Fund's records suggest that a large number of purchase and subsequent redemption transactions occurred in 2002 through a certain intermediary. Due to the frequency of these large trades, they were captured as suspicious activity through the then-existing market-timing procedures. The trading activity occurred through several omnibus accounts. Several discussions with the intermediary led the suspicious trade activities to cease and CSAM has since ended the relationship with this intermediary.

Comment 2.     Please explain how the fair valuation takes place.

Response:      The Fund will first seek independent automated vendor feeds to price securities. If none exists, the Fund will seek independent brokers/market makers to provide a valuation. If none exists, a security will be designated as a fair valued security, for which the Board of Directors of the Fund has delegated to CSAM the responsibilities for pricing. A portfolio manager of the Fund will prepare a memo


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               to CSAM's Pricing Committee with a recommended price. The Pricing
               Committee will review the PM's analysis to ensure that it is in accordance with the Fund's Valuation Policy. The Pricing
               Committee will either accept or reject the proposed valuation. Securities whose fair valuation will change the NAV by greater than 1% will also requires the approval of the Board's Valuation Committee. All fair valued securities are approved by the Board of Directors at the regularly held quarterly meetings.

Comment 3:     Please explain whether CSAM plans to recapture from the Fund advisory fees it waived during the last fiscal year.

Response:      CSAM will not recapture from the Fund any fees it waived during fiscal year 2003.

Comment 4:     Please enhance the disclosure relating to the board approval of advisory contracts in the Statement of Additional Information.

Response:      The Fund's next post-effective amendment to the registration statement will include the enhanced disclosure relating to the board approval of advisory contracts.


Each Fund hereby acknowledges that the disclosure in the Forms N-CSR and Post-effective Amendments is the Fund's responsibility. Each Fund hereby acknowledges that the Staff's comments do not foreclose the Commission from taking any action with respect to the Forms N-CSR and Post-effective Amendments and the Fund hereby represents that the Fund will not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each Fund further acknowledges that the Staff's comments do not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

We trust that our responses to your comments are satisfactory. If you have any questions or comments, please call me at (212) 875-3927.

Very truly yours,

/s/ J. Kevin Gao
----------------
J. Kevin Gao

cc:      Ajay Mehra, Esq.
         Michael A. Pignataro